UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 0-27782

DIME COMMUNITY BANK KSOP
 (Full Title of the Plan)

Dime Community Bancshares, Inc.
300 Cadman Plaza West, 8th Floor, Brooklyn, NY 11201
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

Dime Community Bank KSOP

Financial Statements as of December 31, 2018 and 2017,
and for the Year Ended December 31, 2018,
Supplemental Schedule as of December 31, 2018,
and Report of Independent Registered Public Accounting Firm

DIME COMMUNITY BANK KSOP

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of Dime
Community Bank KSOP and the Employee Benefits Committee and the
Audit Committee of Dime Community Bank
300 Cadman Plaza West, 8th Floor
Brooklyn, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Dime Community Bank KSOP (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of Dime Community Bank KSOP’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2009.

/s/ Crowe LLP
New York, New York
June 28, 2019

DIME COMMUNITY BANK KSOP
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
Participant directed investments, at fair value:
Mutual funds	31,428,600	31,777,751
Stable value collective trust	13,613,196	13,844,432
Employer stock	41,878,963	56,741,001
Total investments at fair value	86,920,759	102,363,184

Employer contributions receivable	1,045,210	1,659,610
Participant contributions receivable	-	1,429
Notes receivable from participants	1,007,938	908,541
Other receivables	11,965	11,496
Total receivables	2,065,113	2,581,076

Other liabilities	805	18,438

NET ASSETS AVAILABLE FOR BENEFITS	$88,985,067	$104,925,822

See notes to financial statements.

DIME COMMUNITY BANK KSOP
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

2018
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividend income	$2,661,256
Total investment income	2,661,256

Contributions:
Participant contributions	2,076,025
Rollover contributions	995,578
Employer contributions	1,851,064
Total contributions	4,922,667

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	13,099,789
Benefits paid to participants	10,242,054
Administrative expenses	182,835
Total deductions	23,524,678

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(15,940,755)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	104,925,822

End of year	$88,985,067

See notes to financial statements.

DIME COMMUNITY BANK KSOP
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE
YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF PLAN

The following is a brief description of the Dime Community Bank KSOP (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.
General – The Plan is a defined contribution plan covering all eligible employees. The Compensation and Human Resources Committee, comprised of members of the Board of Directors and management of the Dime Community Bank (the "Bank" or "Plan Sponsor"), oversees the operation and administration of the Plan.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Bank is a wholly owned subsidiary of Dime Community Bancshares, Inc. (the “Company”).

b.
Eligibility and Participation – Participation in the Plan is voluntary.  Employees shall become eligible if he or she has completed a period of service of at least one month. An employee is not an eligible employee if he or she is in an excluded class identified in the plan document.

c.
Contributions – Contributions are subject to certain limitations. Employee contributions of up to 100% of compensation, as defined in the Plan document, are permitted. Employee contributions are subject to IRS contributions limits of $18,500 for elective deferrals and $6,000 for catch-up contributions for the year ended December 31, 2018. The Plan features 3% pre-tax automatic enrollment upon eligibility, unless the employee elects to opt-out, for employees hired on or after January 1, 2017.

The Plan allows for employer discretionary profit sharing contributions of up to 3% of eligible compensation by the Plan Sponsor. No contributions were made to the Plan for the year ended  December 31, 2018.

The Bank makes a 3% safe harbor employer contribution annually to maintain the Plan’s Safe Harbor status. The annual safe harbor employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year.  A contribution of $1,045,210 was made in March 2019, reflecting benefits for the year ended December 31, 2018.

Effective January 1, 2018, the plan was amended to add an employer matching contribution.  In 2018, the Plan matched 100% of employee contributions up to 3% of eligible compensation.

Participants may also contribute amounts representing distributions from other qualified plans.

d.
Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contributions, the Company's or Bank’s contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting – All participants are 100% vested in the value of both participant and safe harbor employer contributions to the Plan, and any investment income that these investments may earn.  Participant contributions, safe harbor employer contributions, and earnings thereon are non-forfeitable.

Participants vest in both employer discretionary and matching contributions as set forth in the following schedule.

Years of Service	Vested Percentage
Less than 2	0%
Less than 3 but more than 2	20
Less than 4 but more than 3	40
Less than 5 but more than 4	60
Less than 6 but more than 5	80
6 or more	100

f.
Investment Options – Participants direct the investment of both their existing individual account balances and their contribution amounts into various options offered by the Plan.  As of December 31, 2018, there were twenty-two diversified registered mutual fund investment options available in the Plan, employer stock and a stable value fund.

All investment options are participant directed.  Pentegra Asset Management ("Pentegra" or "Trustee") acts as trustee for the Plan.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above investment options in multiples of 1%, at the election of the participant.

g.
Notes Receivable from Participants – Notes receivable from participants (or “Participant loans”) are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Participant loans are permitted, subject to current Internal Revenue Service ("IRS") statutes and regulations.  Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000.  Participants are permitted a maximum of two loans at any time under the Plan.  Interest charged is fixed for the entire term of the loan and is commensurate with the interest rate then being charged in the area of the Plan Sponsor for loans made under similar circumstances.  The maximum loan term for the purchase of a principal residence may not exceed fifteen years and loans for any other reason may not exceed five years.  At the time of origination, the loans are funded through a reduction of benefit balances existing in the recipients’ participant accounts.  Loan repayments are made by automatic payroll deductions and are fully applied back into the recipients’ participant benefit accounts. Participant loans that are delinquent or unpaid at the time of participant termination from the Plan are considered deemed distributions and reclassified as participant distributions based upon the terms of the Plan document.

The following is a reconciliation of activity for notes receivable from participants:

At or for the Year Ended December 31, 2018
Balance at the beginning of the period	$908,541
Loans originated	605,528
Loan repayments*	(506,131)
Balance at the end of the period	$1,007,938
* Total loan repayments included $384,613 of principal repayments, $36,255 of interest, and $157,773 of loan defaults, during the year ended December 31, 2018.

h.
Payment of Benefits – On termination of services due to death, disability, or retirement, or for termination of service for other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual installments over a period not to exceed the participant’s life expectancy (or the assumed life expectancy of the participant and his or her beneficiary).

i.
Plan Termination – Although the Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participant accounts will become fully vested.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In August 2018, the FASB issued ASU 2018-13 " Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820)" ("ASU 2018-13"), which amended various disclosure requirements applicable to fair value measurements.  ASU 2018-13 eliminates or simplifies various disclosure requirements applicable to plan investments. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted for the eliminated or modified disclosure requirements. The Plan early adopted ASU 2018-13 on January 1, 2018, which did not have a material effect on the Plan’s financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.
Basis of Accounting – The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.
Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from those estimates.

c.
Risks and Uncertainties – The Plan provides for various investment options.  Investments, in general, are exposed to various risks, such as interest rate, credit, and liquidity risks and overall market volatility.  Due to the level of risk associated with certain investments, and the sensitivity of certain fair values to changes in the valuation assumptions, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

d.
Investment Valuation and Income Recognition – The Plan's investments are stated at fair value.  All mutual fund investments of the Plan are publicly registered and traded on national securities exchanges, and are therefore carried at fair value based on their quoted market prices at the end of the year (level 1 inputs).

The Plan's Stable Value Collective Trust Fund investment (the "Fund") is measured at Net Asset Value (“NAV”), as reported by the manager of the Fund, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The Fund provides for daily redemptions by the Plan participants. Full liquidation of the Fund requires a twelve-month advance notification.  There are no other redemption restrictions, provisions or advance notification requirements.

The employer stock, which is publicly traded, is carried at fair value based upon its quoted market price at the end of the year (level 1 input).  At December 31, 2017, the Plan held 2,708,401 shares of employer stock valued at $20.95, the closing price of Company common stock on December 29, 2017. At December 31, 2018, the Plan held 2,466,370 shares of employer stock valued at $16.98, the closing price of Company common stock on December 31, 2018.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Net investment loss consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Purchases and sales are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.  Realized gains and losses from securities transactions are recorded on the average cost basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.
Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustee to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate.  The Bank may charge participants all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

f.	Payment of Benefits - Benefits are recorded when paid.

4.	FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification ("ASC") 820 the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; or Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at the dates indicated.

		Fair Value Measurements at December 31, 2018 Using
Investment Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$31,428,600	$31,428,600	$-	$-
Stable Value Collective Trust Fund(1)	13,613,196	-	-	-
Employer stock	41,878,963	41,878,963	-	-
TOTAL	$86,920,759

(1)
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

There were no transfers between Level 1 and Level 2 during 2018.

		Fair Value Measurements at December 31, 2017 Using
Investment Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$31,777,751	$31,777,751	$-	$-
Stable Value Collective Trust Fund(1)	13,844,432	-	-	-
Employer stock fund	56,741,001	56,741,001	-	-
TOTAL	$102,363,184

(1)
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain administrative functions are performed by officers and employees of the Company or the Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2018 and 2017, the Plan held 2,466,370 and 2,708,401 shares, respectively, of common stock of the Company.  Dividend income received on these shares of common stock totaled $1,446,871 during the year ended December 31, 2018.

Notes receivable from participants reflect party-in-interest transactions.

The Plan's payments of administrative expenses for recordkeeping fees to Pentegra Services, Inc. in the amount of $182,835 also qualify as party-in-interest transactions.  Certain administrative fees are paid by the Plan Sponsor. Investment management fees, which are considered party-in-interest transactions, are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2013 that the Plan complies with applicable sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended and restated since that date, including providing for the merger of the ESOP with and into the Plan, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities, however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

7.	SUBSEQUENT EVENT

Effective February 1, 2019, the trustee and record keeping services for the Plan were transferred to Principal Financial Group. Additionally, the employer matching contribution was changed to 50% of the employee’s deferral up to 4%.

*******

SUPPLEMENTAL SCHEDULE

DIME COMMUNITY BANK KSOP
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

Name of plan sponsor:	Dime Community Bank
Employer identification number:	11-0685750
Three-digit plan number:	002

(a)	(b)	(c)	(d)	(e)
Party In Interest	Identity of Issue	Description of Investments	Cost	Current Value
	REGISTERED MUTUAL FUNDS:
	American Beacon	Large Cap Value Fund	**	$1,886,541
	Dimensional Fund Advisors	US Small Cap Portfolio Fund	**	3,675,293
	American Europacific	International Growth Fund R6	**	1,386,601
	T Rowe Price	Blue Chip Growth Fund Advisor	**	3,620,866
	Vanguard	REIT Index Admiral Fund	**	477,367
	Vanguard	Target Retirement 2015 Fund	**	675,473
	Vanguard	Target Retirement 2020 Fund	**	2,410,379
	Vanguard	Target Retirement 2025 Fund	**	1,797,148
	Vanguard	Target Retirement 2030 Fund	**	1,824,729
	Vanguard	Target Retirement 2035 Fund	**	296,504
	Vanguard	Target Retirement 2040 Fund	**	150,865
	Vanguard	Target Retirement 2045 Fund	**	444,958
	Vanguard	Target Retirement 2050 Fund	**	346,550
	Vanguard	Target Retirement 2055 Fund	**	184,118
	Vanguard	Target Retirement 2060 Fund	**	112,118
	Vanguard	Target Retirement 2065 Fund	**	9,558
	Vanguard	Mid Cap Index Admiral Fund	**	1,912,443
	Vanguard	500 Index Admiral	**	4,962,185
	Dodge & Cox	Income Fund	**	3,445,628
	Vanguard	Target Retirement Income Fund	**	1,431,336
	Vanguard	Inflation-Protected Securities Fund	**	365,652
	Federated Investors	Government Obligations Fund	**	12,288
	Total Registered Mutual Funds			$31,428,600
	STABLE VALUE COLLECTIVE TRUST FUND:
	Wells Fargo	Wells Fargo Stable Value Class C Fund	**	$13,613,196
	EMPLOYER STOCK:
*	Dime Community Bancshares, Inc.	Shares of common stock	**	41,878,963
	PARTICIPANT LOANS:
*		Participant Loans Receivable (interest rates ranging from 4.25% to 6.25%) and maturity to 2033	**	1,007,938
		TOTAL		$87,928,697

*	Party-in-interest.
**	Cost information is not required for participant directed investments and, therefore, is not included.

INDEX TO EXHIBITS

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 28, 2019	/s/ KENNETH J. MAHON
Kenneth J. Mahon
President and Chief Executive Officer

Dated: June 28, 2019	/s/ AVINASH REDDY
Avinash Reddy
Executive Vice President and Chief Financial Officer